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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                          First Mutual Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   32190G102
                          ----------------------------
                                 (CUSIP Number)

Janine Florence                                    Robert Diercks
P.O. Box 1863                                      1111 Third Avenue, Suite 3400
Bellevue, WA  98009                                Seattle, WA  98101
(425) 454-8295                                     (206) 447-8924

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 June 20, 2002
                          ----------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 4 pages

-----------------------                               --------------------------
 CUSIP NO. 32190G102                  13D              Page 2 of 4 Pages
-----------------------                               --------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Janine Florence

----- -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                (b) |_|

----- --------------------------------------------------------------------------
  3    SEC USE ONLY


----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO

----- --------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

----- --------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER
    SHARES             273,266
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY       8    SHARED VOTING POWER
     EACH              155,489
   REPORTING     ---------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH              273,266
                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       155,489
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       428,755

----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8.2%

----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN
----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 pages

Item 1.   Security and Issuer.

     This statement relates to the Shares of Common Stock, $1.00 par value per share, (the "Shares") of First Mutual Bancshares, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 400 - 108th Avenue N.E., Bellevue, Washington 98004.

Item 2.   Identity and Background.

     The person filing this statement is Janine Florence ("Florence"). Florence's principal business address is P.O. Box 1863, Bellevue, Washington 98009. Her principal occupation is owner of Cambridge Management, President of Property Development Corp. and she is a board member of the Issuer.

     During the last five (5) years, Florence has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

     On June 20, 2002, certain shares of Common Stock of the Issuer were transferred to The Fortin Group LLC, (the "LLC") of which Florence is a manager, for estate planning purposes. Such shares may be deemed to be beneficially owned by Florence and increase Florence's beneficial ownership of shares of Common Stock of the Issuer to more than 5%, requiring Florence to report the Shares on this Schedule 13D pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended.

Item 4.   Purpose of Transaction.

     As described in Item 3 above, this Schedule 13D relates to the transfer of certain shares of Common Stock of the Issuer to the LLC for estate planning purposes.

     Except as disclosed herein Florence has acquired the Shares for investment purposes. At this time, Florence has no intention of acquiring additional shares of the Issuer, although she reserves the right to make additional purchases on the open market and in private transactions. Except as disclosed herein, Florence has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As a result of the transfer of 155,489 shares of Common Stock of the Issuer to the LLC and pursuant to an operating agreement governing the LLC, Florence, as manager, may be deemed to be the beneficial owner of such shares held directly by the LLC. Florence may also be deemed to be the beneficial owner of shares held in the following trusts (the "Trusts"), of which Florence is the trustee:

Linda Fortin Marikos Trust         74,628 shares of Common Stock

Michele Marikos Trust              29,983 shares of Common Stock

Brittany Baker Trust               29,976 shares of Common Stock

     Additionally, Florence personally holds 131,789 shares of Common Stock of the Issuer individually and has the right to acquire 6,890 shares of Common Stock the Issuer pursuant to an option grant.

                                Page 3 of 4 pages

Such shares represent 428,755 total shares and 8.2% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 5,204,062 shares of Common Stock of the Issuer outstanding on May 13, 2002, as reported by the Issuer on Form 10Q filed on May 13, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 3 above, pursuant to the operating agreement of the LLC and the position of trustee of the Trusts, Florence may be deemed to have beneficial ownership of the Shares.

     To the best knowledge of Florence, except as set forth in this statement, Florence does not have, nor do any controlling persons of the LLC or the Trusts have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:   July 8, 2002




                                            /s/ Janine Florence
                                 -----------------------------------------------
                                            Janine Florence